

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 11, 2007

Mr. James E. Murphy
Vice President and Chief Financial Officer
United Refining Company
15 Bradley Street
Warren, PA 16365

   Re: **United Refining Company**
     Form 10-K for the Fiscal Year August 31, 2006
     Filed November 29, 2006
     File No. 001-06198

Dear Mr. Murphy:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Karl Hiller
          Branch Chief